Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of JATT Acquisition Corp. on Amendment No. 5 to Form S-4 of our report dated April 11, 2022, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audit of the financial statements of JATT Acquisition Corp., as of December 31, 2021 and for the period ended March 10, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 2, 2023